December 2010 Pricing Sheet dated December 23, 2010 relating to Preliminary Pricing Supplement No. 625 dated December 21, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Trigger Securities due December 28, 2012
Based on the Performance of a Basket Composed of Five Commodities
PRICING TERMS – DECEMBER 23, 2010
Issuer:	Morgan Stanley
Issue price:	$1,000 per security
Stated principal amount:	$1,000 per security
Pricing date:	December 23, 2010
Original issue date:	December 29, 2010 (3 business days after the pricing date)
Maturity date:	December 28, 2012
Aggregate principal amount:	$3,640,000
Basket:	Basket commodity	Bloomberg ticker symbol	Weighting	Initial price
	Copper	LOCADY	20%	$9,270
	Corn	C1	20%	614¢
	Palladium	PLDMLNPM	20%	$752
	Silver	SLVRLN	20%	2,918¢
	Soybeans	S1	20%	1,360¢
Payment at maturity:	▪	If the final basket performance factor is greater than 100%:
$1,000 + upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
	▪	If the final basket performance factor is less than or equal to 100% but the basket performance factor has not decreased to or below the trigger level of 70% on any trading day during the observation period:
$1,000
	▪	If the final basket performance factor is less than or equal to 100% and the basket performance factor has decreased to or below the trigger level of 70% on one or more trading days during the observation period:
$1,000 x final basket performance factor
This amount will be less, and potentially significantly less, than the stated principal amount of $1,000 and could be zero.
Maximum payment at maturity:	$1,580 per security (158% of the stated principal amount)
Upside payment:	$1,000 x participation rate x basket percent increase
Participation rate:	100%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final price – initial price) / initial price] x weighting
Trigger level:	70%
Observation period:	The period that includes each day that is a trading day for all of the basket commodities from but excluding the pricing date to and including the valuation date
Basket performance factor:	The sum of the products of, with respect to each basket commodity: [basket commodity price / initial price] x weighting
Final basket performance factor:	The basket performance factor on the valuation date
Basket commodity price:
For any trading day:
Copper:  the official cash offer price per ton (as stated in U.S. dollars);
Corn:  the official settlement price per bushel (as stated in U.S. cents);
Palladium:  the official afternoon palladium fixing price per troy ounce gross (as stated in U.S. dollars);
Silver: the official afternoon silver fixing price per troy ounce (as stated in U.S. cents); and
Soybeans:  the official settlement price per bushel (as stated in U.S. cents).
For full descriptions, please see “Description of Securities–Basket Commodity Price” in the accompanying preliminary pricing supplement.

Initial price:	The basket commodity price for the applicable basket commodity on the pricing date. See “Basket—Initial price” above.
Final price:	The basket commodity price for the applicable basket commodity on the valuation date
Valuation date:	In respect of each basket commodity, December 24, 2012, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Interest:	None
CUSIP:	617482QK3
ISIN:	US617482QK30
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$1,000	$22.50	$977.50
Total	$3,640,000	$81,900	$3,558,100
(1)Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each security they sell. For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 625 dated December 21, 2010
Prospectus Supplement dated December 23, 2008                                  Prospectus dated December 23, 2008
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.